Exhibit 99.2

Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated June 13, 2008, with respect to the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008, which report appears in this Annual Report on Form 40-F.

/s/ Raymond Chabot Grant Thornton LLP
Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal. Canada
June 13, 2008

Chartered Accountants
Member of Grant Thornton International Ltd.